UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

VG Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G9446E 105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9446E 105	Schedule 13G

1	NAME OF REPORTING PERSON VG Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,623,750 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,623,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.86% (1)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G9446E 105	Schedule 13G

1	NAME OF REPORTING PERSON Corvina Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,623,750 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,623,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.86% (1)
12	TYPE OF REPORTING PERSON CO

CUSIP No. G9446E 105	Schedule 13G

1	NAME OF REPORTING PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,623,750 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,623,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.86% (1)
12	TYPE OF REPORTING PERSON CO

CUSIP No. G9446E 105	Schedule 13G
1	NAME OF REPORTING PERSON Sir Richard Branson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,623,750 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,623,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.86% (1)
12	TYPE OF REPORTING PERSON IN

(1) See Item 4 below. The Reporting Person owns 12,623,750 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248844).

Item 1(a). Name of Issuer:

VG Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

65 Bleecker Street, 6th Floor, New York, New York 10012

Item 2(a). Name of Person Filing:

VG Acquisition Sponsor LLC (the “Reporting Person”)

Corvina Holdings Limited (“Corvina”)

Virgin Group Holdings Limited (“VGHL”)

Sir Richard Branson

Item 2(b). Address of Principal Business Office or, if none, Residence:

VG Acquisition Sponsor LLC- 65 Bleecker Street, 6th Floor, New York, New York 10012

Corvina – Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

VGHL – Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

Sir Richard Branson – Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands

Item 2(c). Citizenship:

VG Acquisition Sponsor LLC- Cayman Islands

Corvina- British Virgin Islands

VGHL- British Virgin Islands

Sir Richard Branson- United Kingdom

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G9446E 105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 12,623,750 shares of the Issuer’s Class B Ordinary Shares, representing 19.86 % of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248844).

Corvina Holdings Limited is the sole managing member and manager of the Reporting Person and has voting and investment discretion with respect to the Class B Ordinary Shares held of record by the Reporting Person. Corvina Holdings Limited is wholly owned by Virgin Group Holdings Limited (“Virgin Group Holdings”). Virgin Group Holdings is owned by Sir Richard Branson and he has the ability to appoint and remove the management of Virgin Group Holdings and, as such, may indirectly control the decisions of Virgin Group Holdings, regarding the voting and disposition of securities held by Virgin Group Holdings. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the shares held by VG Acquisition Sponsor LLC.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

VG Acquisition Sponsor LLC
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact Corvina Holdings Limited
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact

Virgin Group Holdings Limited
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact
Sir Richard Branson
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 16, 2021, by and among Corvina Holdings Limited, VG Acquisition Sponsor LLC, Virgin Group Holdings Limited and Sir Richard Branson.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of VGAC. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

VG Acquisition Sponsor LLC
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact Corvina Holdings Limited
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact

Virgin Group Holdings Limited
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact
Sir Richard Branson
/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact